The Cook & Bynum Fund
SUB-ITEM 77C

Special Meeting of Shareholders

A special meeting of shareholders of The Cook & Bynum Fund was held on April 22, 2014 (the
"Shareholder Meeting").  The purpose of the Shareholder Meeting was to vote on the following proposals: To re-elect each of the current three (3) Trustees and to elect one (1) new Trustee to serve on the Board of Trustees of the Cook & Bynum Funds Trust indefinitely or until such time as their successors are elected and qualified.

Proposal: To re-elect each of the current three (3) Trustees and to elect one (1) new
Trustee.

Trustee   For  Withheld

J. Dowe Bynum  8,377,429  345

Charles H. Ogburn 8,377,416 358

Bruce F. Rogers  8,377,416 358

Donald P. Carson 8,377,416  358

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